Filed Pursuant to Rule 433
Registration Statement Nos. 333-273658, 333-273658-01
November 25, 2024

PRICING TERM SHEET

Issuer:	ConocoPhillips Company

Guarantor:	ConocoPhillips

Ratings (Moody’s / S&P / Fitch)*:	A2 (Stable) / A- (Stable) / A (Stable)
Issue of Securities:	4.700% Notes due 2030 4.850% Notes due 2032 5.000% Notes due 2035 5.500% Notes due 2055 5.650% Notes due 2065
Principal Amount:	$1,350,000,000 of the 2030 Notes $650,000,000 of the 2032 Notes $1,250,000,000 of the 2035 Notes $1,300,000,000 of the 2055 Notes $650,000,000 of the 2065 Notes
Coupon:	4.700% on the 2030 Notes 4.850% on the 2032 Notes 5.000% on the 2035 Notes 5.500% on the 2055 Notes 5.650% on the 2065 Notes
Interest Payment Dates:	Semi-annually on January 15 and July 15, commencing on July 15, 2025 (long first coupon)
Maturity Date:	January 15, 2030 for the 2030 Notes January 15, 2032 for the 2032 Notes January 15, 2035 for the 2035 Notes January 15, 2055 for the 2055 Notes January 15, 2065 for the 2065 Notes
Treasury Benchmark:

4.125% due October 31, 2029 for the 2030 Notes

4.125% due October 31, 2031 for the 2032 Notes

4.250% due November 15, 2034 for the 2035 Notes

4.250% due August 15, 2054 for the 2055 Notes

4.250% due August 15, 2054 for the 2065 Notes

U.S. Treasury Yield:	4.178% for the 2030 Notes 4.211% for the 2032 Notes 4.271% for the 2035 Notes 4.472% for the 2055 Notes 4.472% for the 2065 Notes

Spread to Treasury:	+55 basis points for the 2030 Notes +65 basis points for the 2032 Notes +75 basis points for the 2035 Notes +105 basis points for the 2055 Notes +118 basis points for the 2065 Notes
Re-offer Yield:	4.728% for the 2030 Notes 4.861% for the 2032 Notes 5.021% for the 2035 Notes 5.522% for the 2055 Notes 5.652% for the 2065 Notes
Initial Price to Public:	99.867% for the 2030 Notes 99.927% for the 2032 Notes 99.827% for the 2035 Notes 99.669% for the 2055 Notes 99.958% for the 2065 Notes
Optional Redemption:

Prior to the applicable Par Call Date, the Notes of each series will be redeemable at the issuer’s option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

1.     (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 10 basis points in the case of the 2030 Notes, 10 basis points in the case of the 2032 Notes, 15 basis points in the case of the 2035 Notes, 20 basis points in the case of the 2055 Notes and 20 basis points in the case of the 2065 Notes, less (b) interest accrued to the date of redemption, and

2.     100% of the principal amount of the Notes to be redeemed,

plus, in each case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the issuer may redeem the Notes of each series at an amount equal to 100% of the principal amount of the Notes, plus accrued but unpaid interest thereon to the redemption date.

“Par Call Date” means December 15, 2029 in the case of the 2030 Notes, November 15, 2031 in the case of the 2032 Notes, October 15, 2034 in the case of the 2035 Notes, July 15, 2054 in the case of the 2055 Notes and July 15, 2064 in the case of the 2065 Notes.

Use of Proceeds:	Purchase all notes that are validly tendered and not validly withdrawn in ConocoPhillips Company’s $4,000,000,000 cash tender offer, and with any proceeds remaining thereafter, for general corporate purposes, including the repayment of near-term indebtedness.

Settlement Date**:	December 5, 2024 (T+7)

CUSIP / ISIN:

20826F BJ4 / US20826FBJ49 for the 2030 Notes

20826F BK1 / US20826FBK12 for the 2032 Notes

20826F BL9 / US20826FBL94 for the 2035 Notes
20826F BM7 / US20826FBM77 for the 2055 Notes
20826F BN5 / US20826FBN50 for the 2065 Notes

Denomination:	$2,000 and increments of $1,000 in excess thereof

Joint Book-Running Managers:

TD Securities (USA) LLC

BofA Securities, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

HSBC Securities (USA) Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Senior Co-Managers:	BBVA Securities Inc. DNB Markets, Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC Standard Chartered Bank
Co-Manager:	Academy Securities, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** It is expected that delivery of the Notes will be made against payment therefor on or about December 5, 2024, which will be the seventh business day after the date hereof (such settlement being referred to as “T+7”). Under Rule 15c6-1 of the SEC under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the Notes will initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of such Notes who wish to trade Notes more than one business day before the scheduled settlement date should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling TD Securities (USA) LLC toll-free at 1-855-495-9846, BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or J.P. Morgan Securities LLC collect at 1-212-834-4533.